Ground Floor, 138 West Street
Sandown, South Africa
P.O.Box 78182, Sandton, 2146
Tel: +27 (0) 11 301 1800
Fax: +27 (0) 11 301 1840
Listing code TSX               - GBG
Listing code NYSE Amex  - GBG
Listing code JSE - GBG

March 2, 2010

Mr Parker Morrill
Division of Corporate Finance
United States Securities and Exchange Commission
WASHINGTON, D.C.
20549-7010
United States of America

Dear Mr Morrill

GREAT BASIN GOLD LTD.
FORM 40-F FOR FISCAL YEAR ENDED DECEMBER 31, 2008
FILED MARCH 27, 2009
FILE NO. 001-31729

In our response letter filed on January 8, 2010 we indicated that we will be adding text to future forward looking statements on the Company’s duty to update information in the Company’s Form 40-F for changes to the extent necessary to comply with all applicable Federal securities laws.

Find below our updated forward looking statements to be used in future filings with changes highlighted.

FORWARD-LOOKING STATEMENTS

This annual report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this annual report and documents incorporated by reference herein and include statements regarding the Company’s intent, belief or current expectation and that of the Company’s officers and directors. These forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this annual report or in documents incorporated by reference in this annual report, words such as “believe,” “anticipate,” “estimate,” “project,” “intend,” “expect,” “may,” “will,” “plan,” “should,” “would,” “contemplate,” “possible,” “attempts,” “seeks” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause the Company’s actual results to differ materially from those in the forward-looking statements. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements include, among others, statements regarding:

  the Company’s acquisition plans;

  the Company’s expected financial performance in future periods;

  the Company’s plan of operations, including its plans to carry out exploration and development activities;

  the Company’s ability to raise capital for exploration and development activities;

  the Company’s expectations regarding the exploration and development potential of the Company’s properties; and

  factors relating to the Company’s investment decisions.

Directors:	RW Thiessen* (Chairman); F Dippenaar† (President & CEO); PR Cooke†; TB Coughlan*;
DMS Elliot*; HW Kirk**; JC Ngoma†; WT Segsworth*
Company Secretary:	B Zinkhofer*	* Canadian
Co-Company Secretary:	WJP Beckmann†	† South African
** American

Great Basin Gold Limited incorporated under the laws of British Columbia, Canada
Registration No. 436691
South African (external Company) Registration No. 2006/021304/10

Certain of the assumptions the Company has made include assumptions regarding, among other things:

  future commodity prices;

  the cost of carrying out exploration and development activities on the Company’s mineral properties;

  the Company’s ability to obtain the necessary expertise in order to carry out its exploration and development activities within the planned time periods; and

  the Company’s ability to obtain adequate financing on acceptable terms

Some of the risks and uncertainties that could cause the Company’s actual results to differ materially from those expressed in the Company’s forward-looking statements include:

  no current production of commercial ore, test mining operations only;

  the potential inability to ultimately classify our mineral resources as mineable reserves under SEC rules;

  the estimates of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, which may prove un-reliable, and may be subject to revision based on various factors;

  fluctuation of gold prices and currency rates;

  current and potential permit restrictions and/or permit delays which could hinder or ultimately prevent commercial production at Hollister;

  delays in the re-commissioning of the Esmeralda Mill;

  impact and cost of compliance with environmental regulations and the actions of environmental opposition groups;

  failure or delay to get an environmental impact statement may hinder, delay or preclude the move into production of Hollister;

  changes in mining legislation adversely affecting our operations;

  in South Africa, our ability to retain prospecting and mining rights;

  inability to obtain adequate financing on acceptable terms;

  a history of financial losses and the need for additional exploration and development capital and the need to refinance or repay approximately US$62 million of senior secured notes potentially due by November 13, 2010;

  ability to obtain necessary exploration and mining permits and comply with all government requirements including environmental, health and safety laws;

  uncertainty surrounding future capital and operating costs, economic returns from mining operations and ultimate value of the Company’s gold properties; and

  ability to attract and retain key personnel

Readers are referred to the section entitled “Risk Factors” in the Company’s Annual Information Form. The Company assumes no obligation to update or to publicly announce the results of any change to any of the forward-looking statements contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements, other than where a duty to update such information or provide further disclosure is imposed by applicable law, including applicable United States federal securities laws.

We trust that the foregoing is responsive to your letter. If there is any additional information you would like or if you have additional questions, please let us know.

Sincerely

/s/ L van Vuuren
Lou van Vuuren
CHIEF FINANCIAL OFFICER